Exhibit 12

CLEAR CHANNEL COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Predecessor	Successor
	Period from January 1 through	Period from July 31 through	Year ended December 31,				Nine Months ended September 30,
(dollars in millions)	July 30, 2008	December 31, 2008	2009	2010	2011	2012	2012	2013

Computation of earnings:

Income (loss) before income taxes and adjustment for (income) loss from equity investees	$491,809	$(5,743,061)	$(4,521,667)	$(628,535)	$(420,965)	$(738,026)	$(405,615)	$(453,529)

Distributed income (loss) from equity investees	29,935	13,143	20,901	11,084	18,527	20,122	17,171	17,442

Fixed charges	477,597	900,069	1,896,482	1,919,554	1,872,749	1,948,406	1,445,078	1,531,249

Total earnings	$999,341	$(4,829,849)	$(2,604,284)	$1,302,103	$1,470,311	$1,302,502	$1,056,634	$1,095,162

Computation of fixed charges:

Interest expense	$213,210	$715,768	$1,500,866	$1,533,341	$1,466,246	$1,549,023	$1,148,093	$1,231,437

Portion of rent expense representative of interest (1)	264,387	184,301	395,616	386,213	406,503	399,383	296,985	299,812

Total fixed charges	$477,597	$900,069	$1,896,482	$1,919,554	$1,872,749	$1,948,406	$1,445,078	$1,531,249

Ratio of earnings to fixed charges (2)	2.09	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Imputed interest on operating leases is estimated to be approximately one-third of rent expense.

(2)	For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, and the nine months ended September 30, 2013 and 2012, earnings available for fixed charges were inadequate to cover fixed charges by $717.9 million, $402.4 million, $617.5 million, $4.5 billion, $5.2 billion, $436.1 million and $388.4 million, respectively.